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Exhibit 21.1

LIST OF SUBSIDIARIES*

Name of Subsidiary	Jurisdiction
Shutterstock Images C.V.	The Netherlands
SSTK Holdings C.V.	The Netherlands
Shutterstock Netherlands B.V.	The Netherlands
Shutterstock GmbH	Germany
Shutterstock (UK) Ltd.	England
Rex Features (Holdings) Ltd.	England
Rex Features Ltd.	England
Shutterstock (France) SAS	France
Shutterstock Italy Srl	Italy
Shutterstock Japan GK	Japan
Shutterstock Brazil Servicos de Imagem Ltda.	Brazil
Shutterstock Music Canada ULC	British Columbia
Shutterstock Images Canada ULC	British Columbia

*
Certain other subsidiaries of Shutterstock, Inc. have been omitted because, in the aggregate, they would not constitute a significant subsidiary.

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  Exhibit 21.1
LIST OF SUBSIDIARIES